Mail Stop 0510

      April 28, 2005

Via U.S. mail and facsimile

Mr. Laurie Tugman
President and Chief Executive Officer, Marsulex, Inc.
111 Gordon Baker Road, Suite 300,
Toronto, Ontario, Canada M2H 3R1


	RE:	Form 20-F for the fiscal year ended December 31, 2004
			File No. 333-09410

Dear Mr. Tugman:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

Selected Financial Data, page 1

1. It appears to us that your presentation of the non-GAAP performance measure, Earnings from operations before the undernoted
(EBITDA), does not fully comply with Item 10(e) of Regulation S-K and that certain adjustments do not comply with Item 10(e)(1)(ii)(B). We point you to the guidance set forth in the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" (FAQ) prepared by the Staff Members in the Division of Corporation Finance.
The following comments are not meant to be an all-inclusive list of the deficiencies in your disclosures.

* You indicate that EBITDA is a measure used to indicate your operating profitability and performance. Since this performance measure eliminates recurring charges you must fully comply with all the disclosure requirements set forth in the five bullet points to Question 8 of the FAQ.

* Address each item you have included as "unusual items". To the extent they are recurring items, address them as requested in the above bullet. To the extent they are nonrecurring items, address for us the appropriateness of eliminating them from your non-GAAP performance measure.

* Rename your acronym, EBITDA, as it eliminates items other than interest, taxes, depreciation and amortization.

* You must reconcile EBITDA to net income.

Tell us how you intend to revise the non-GAAP performance measure you present or explain why you believe the current measure is appropriate.


Controls and Procedures, page 33

2. You indicate "Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange At of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and
Exchange Commission`s rules and forms." In future flings, if you choose to disclose such definition, ensure that you disclose the entire definition of disclosure controls and procedures as defined by the Section 240.13a.-15(e) or 240.15d-15(e) of the Exchange Act.


Management`s Discussion and Analysis

Results of Operations, page MDA-2

3. Please disclose the extent to which each business reason discussed for the changes between periods in your revenue and your selling, general, administrative and other costs sections contributed to the overall change in those line items. See Item 303 of Regulation S-K and SEC Release 33-8350.

Contractual Commitments, page MDA-11

4. Please revise your table of contractual commitments in future filings to include the following:

* Estimated interest payments on your debt; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
If
you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or Jeanne Baker, Assistant Chief Accountant, at (202) 942-1835, in their absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

??

??

??

??

Mr. Laurie Tugman
April 28, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE